  Exhibit 99.9

CONSENT OF DAVID GAUNT

To:	United States Securities and Exchange Commission
Re:	Northern Dynasty Minerals Ltd. (the “Company”) Annual Report on Form 40-F Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2020 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2020 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2020 (the “MD&A”).

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "Technical Report"):

●
2021 Technical Report on the Pebble Project, Southwest Alaska, USA, effective date February 24, 2021 and to references to the Technical Report, or portions thereof, in the Annual Report, the AIF, the MD&A and the Company’s registration statement on Form F-10 registration statement, as amended (SEC No. 333-238933) (the “Registration Statement”) and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the AIF, the MD&A and the Registration Statement.

Dated the 31st day of March, 2021.

Yours truly,

/J. David Gaunt/

David Gaunt, PGeo.